LUMINA INDUSTRIES, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Lumina Industries, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Lumina Industries, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Lumina Industries, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
May 2, 2022

LUMINA INDUSTRIES, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

		2021	2020
CURRENT ASSETS			
Cash and cash equivalents	$	62,122	N/A
Inventory		312,229	N/A
TOTAL CURRENT ASSETS		374,351	N/A
PROPERTY AND EQUIPMENT			
Property and equipment, net		36,703	N/A
TOTAL ASSETS	$	411,054	N/A

LIABILITIES AND SHAREHOLDERS' EQUITY

		2021	2020
CURRENT LIABILITIES			
Credit card payable	$	49,268	N/A
TOTAL CURRENT LIABILITIES		49,268	N/A
LONG-TERM LIABILITIES			
Note payable - related parties		81,568	N/A
TOTAL LONG-TERM LIABILITIES		81,568	N/A
TOTAL LIABILITIES		130,836	N/A
SHAREHOLDERS' EQUITY			
Common stock, see note 5		57	N/A
Additional paid-in capital		100,023	N/A
SAFE obligations		300,000	N/A
Accumulated deficit		(119,862)	N/A
TOTAL SHAREHOLDERS' EQUITY		280,218	N/A
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	411,054	N/A

See independent accountant's review report and accompanying notes to financial statements.

LUMINA INDUSTRIES, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,101,598	N/A
COST OF GOODS SOLD	300,015	N/A
GROSS PROFIT	801,583	N/A
OPERATING EXPENSES		
Depreciation expense	3,453	N/A
General and administrative	190,085	N/A
Professional fees	44,668	N/A
Research and development	94,344	N/A
Salaries and wages	285,676	N/A
Sales and marketing	303,219	N/A
TOTAL OPERATING EXPENSES	921,445	N/A
NET OPERATING INCOME/(LOSS)	(119,862)	N/A
NET INCOME (LOSS)	$ (119,862)	N/A

See independent accountant's review report and accompanying notes to financial statements.

LUMINA INDUSTRIES, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	N/A	N/A	N/A	N/A	N/A	N/A
Net income	-	-	-	-	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	5,720,000	57	100,023	-	-	$ 100,080
Issuance of SAFE obligations	-	-	-	300,000	-	$ 300,000
Net loss	-	-	-	-	(119,862)	$ (119,862)
ENDING BALANCE, DECEMBER 31, 2021	**5,720,000**	**$ 57**	**$ 100,023**	**$ 300,000**	**$ (119,862)**	**$ 280,218**

See independent accountant's review report and accompanying notes to financial statements.

LUMINA INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (119,862)	N/A
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	3,453	N/A
(Increase) decrease in assets:		
Inventory	(312,229)	N/A
Increase (decrease) in liabilities:		
Credit card payable	49,268	N/A
CASH USED FOR OPERATING ACTIVITIES	(379,370)	N/A
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(40,156)	N/A
CASH USED FOR INVESTING ACTIVITIES	(40,156)	N/A
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	100,080	N/A
Issuance of note payable - related parties	81,568	N/A
Issuance of SAFE obligations	300,000	N/A
CASH PROVIDED BY FINANCING ACTIVITIES	481,648	N/A
NET INCREASE IN CASH	62,122	N/A
CASH AT BEGINNING OF YEAR	-	N/A
CASH AT END OF YEAR	$ 62,122	N/A

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Lumina Industries, Inc. (the "Company") was incorporated in the State of Delaware on January 20, 2021. The Company takes a software-first approach to designing beautiful and delightful hardware products for remote teams, starting with the webcam.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $312,229 and nil, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molds are depreciated over five years, while leasehold improvements are depreciated over ten years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)
based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling webcams. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $1,081,598 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:

	2021	2020
Molds	$ 28,906	N/A
Leasehold improvement	11,250	N/A
	40,156	N/A
Less: Accumulated depreciation	(3,453)	N/A
Total	$ 36,703	N/A

4. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $81,568 and nil as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,00,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 5,720,000 and nil shares have been issued and are outstanding, respectively.

SAFE Obligations
During 2021, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $300,000. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $8,000,000 - 30,000,000 with an 0-20% discount rate.

6. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 4.5% commission fee on amounts raised in this offering.

Managements Evaluation
The Company has evaluated subsequent events through May 2, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.